                                                              Page 1 of 11 pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                          ELITE INFORMATION GROUP, INC.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)



                                     28659M
                                 (CUSIP Number)


                                 Steven O. Todd
                          10800 Sikes Place, Suite 300
                         Charlotte, North Carolina 28277
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 14, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




                        This statement contains 11 pages.
                        The exhibit index is on page 10.

                                                              Page 2 of 11 pages


                                 SCHEDULE 13D/A

-----------------------------------------------------         ------------------
CUSIP NO. 28659M                                              PAGE 2 OF 11 PAGES
-----------------------------------------------------         ------------------

-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


               PAR Investment Partners, L.P.
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)_____
                                                                        (b)__x__

-------------- -----------------------------------------------------------------
3              SEC USE ONLY



-------------- -----------------------------------------------------------------
4              SOURCE OF FUNDS*


               OO
-------------- -----------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3) [ ]



-------------- -----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION


               State of Delaware
-------------- -----------------------------------------------------------------
NUMBER OF              7          SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                    1,220,300
                       ---------- ----------------------------------------------
                       8          SHARED VOTING POWER


                                    None
                       ---------- ----------------------------------------------
                       9          SOLE DISPOSITIVE POWER


                                    1,220,300
                       ---------- ----------------------------------------------
                       10         SHARED DISPOSITIVE POWER


                                    None
-------------- -----------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                 1,220,300 shares of Common Stock
-------------- -----------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*  [ ]



-------------- -----------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                 14.5%
-------------- -----------------------------------------------------------------
14             TYPE OF REPORTING PERSON*


                 PN
-------------- -----------------------------------------------------------------

                                                              Page 3 of 11 pages

                                 SCHEDULE 13D/A

-----------------------------------------------------         ------------------
CUSIP NO. 28659M                                              PAGE 3 OF 11 PAGES
-----------------------------------------------------         ------------------

------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             PAR Group, L.P.
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)_____
                                                                        (b)__X__

------------ -------------------------------------------------------------------
3            SEC USE ONLY



------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
------------ -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3) [ ]



------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             State of Delaware
------------ -------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   1,220,300
                       --------- -----------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   1,220,300
                       --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


             1,220,300 shares of Common Stock
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]



------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               14.5%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               PN
------------ -------------------------------------------------------------------

                                                              Page 4 of 11 pages

                                SCHEDULE 13D/A

-----------------------------------------------------         ------------------
CUSIP NO. 28659M                                              PAGE 4 OF 11 PAGES
-----------------------------------------------------         ------------------

------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             PAR Capital Management, Inc.
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)_____
                                                                        (b)__X__

------------ -------------------------------------------------------------------
3            SEC USE ONLY



------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS*


             00
------------ -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(3) [ ]



------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION


             State of Delaware
------------ -------------------------------------------------------------------
NUMBER OF              7         SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
                                   1,220,300
                       --------- -----------------------------------------------
                       8         SHARED VOTING POWER


                                   0
                       --------- -----------------------------------------------
                       9         SOLE DISPOSITIVE POWER


                                   1,220,300
                       --------- -----------------------------------------------
                       10        SHARED DISPOSITIVE POWER


                                   0
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               1,220,300 shares of Common Stock
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*  [ ]



------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               14.5%
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*


               CO
------------ -------------------------------------------------------------------

                                                              Page 5 of 11 pages

Item 1.  Security and Issuer.

         This statement on Schedule 13D (this "Statement") is filed with respect to shares of Common Stock, $.01 par value per share ("Common Stock"), of Elite Information Group, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5100 Goldleaf Circle, Suite 100, Los Angeles, CA 90056.

Item 2.  Identity and Background.

         (a),(b), and (c). The persons filing this Statement are PAR Investment Partners, L.P. ("PIP"), PAR Group, L.P. ("PAR Group"), and PAR Capital Management, Inc. ("PAR Capital").

         PIP is a Delaware limited partnership. Its principal business is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

         The sole general partner of PIP is PAR Group, a Delaware limited partnership. The principal business of PAR Group is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is Suite 1600, One Financial Center, Boston, MA 02111.

         The sole general partner of PAR Group is PAR Capital, a Delaware S corporation. The principal business of PAR Capital is to act as the general partner of PAR Group. Its offices are located at Suite 1600, One Financial Center, Boston, MA 02111.

         Paul A. Reeder, III is the President and sole director of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Frederick S. Downs, Jr. is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. Arthur G. Epker is a vice president of PAR Capital. He may be deemed to be a controlling shareholder of PAR Capital. The business address of Paul A. Reeder, III, Frederick S. Downs, Jr. and Arthur
G. Epker, III is Suite 1600, One Financial Center, Boston, MA 02111.

         (d) and (e). During the last five years, PIP, PAR Group and PAR Capital have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

         During the last five years, Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              Page 6 of 11 pages

         (f) Paul A. Reeder, III, Frederick S. Downs, Jr., and Arthur G. Epker, III are all citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth under Item 4 of this Statement is incorporated by reference herein. No funds were used in connection with the execution of the Stockholders Agreement as described herein.

Item 4.  Purpose of Transaction.

         On December 14, 1999, the Issuer, Solution 6 Holdings, Limited, a New South Wales, Australia corporation ("Solution 6") and EIG Acquisition Group, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Solution 6 ("Purchaser"), entered into an Agreement and Plan of Merger providing for the making of a cash tender offer (the "Offer") by Purchaser to purchase all of the issued and outstanding shares of Common Stock of the Issuer at a price per share of $11.00 (the "Offer Price"), and for the merger of Issuer and Purchaser (the "Merger Agreement"). To induce Solution 6 and Purchaser to enter into the Merger Agreement, on December 14, 1999, PIP ("Filing Persons") entered into a Stockholders Agreement (the "Stockholders Agreement") with Solution 6, Purchaser, and certain other stockholders of Issuer, whereby the Filing Persons agreed (1) to tender at the Offer Price any of the shares of Common Stock owned by such Filing Persons in the Offer, if so directed by Purchaser, (2) to sell to Purchaser at the Offer Price all of the shares of Common Stock owned by the Filing Persons that were not tendered in the Offer immediately following the expiration of the Offer, and (3) to grant to Purchaser an irrevocable option exercisable upon the occurrence of certain specified events, to purchase at the Offer Price any or all of the shares of Common Stock owned by the Filing Persons and any and all options owned by such Filing Persons to purchase shares of Common Stock.

         In addition, under the Stockholders Agreement, the Filing Persons agreed to irrevocably grant to certain representatives of Solution 6, the proxy of the Filing Persons, and to irrevocably appoint such representatives as the attorney-in-fact for the Filing Persons to vote the shares of Common Stock of the Filing Persons in favor of the Merger Agreement and the transactions contemplated thereby, and against any alternative transaction.

         The Merger Agreement contemplates that upon acceptance for payment of, and payment by Purchaser for, any shares of Common Stock of the Issuer pursuant to the Offer, Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Issuer as will give Purchaser, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, representation on the Board of Directors of the Issuer proportional to the percentage ownership of the Purchaser of shares of Common Stock of the Issuer; provided, however, that until such time as a merger of Issuer and Purchaser is effective as contemplated by the Merger Agreement, there shall remain at least two directors on the Board of Directors of the Issuer who were directors on the Board of Directors of the Issuer prior to execution of the Merger Agreement. The Merger Agreement also contemplates that, subject to the approval of the shareholders of the Issuer if required, the Purchaser shall merge with and into the Issuer, with the Issuer to be the surviving corporation. At such time as the merger is effective, the certificate of incorporation and the bylaws of the surviving corporation would be amended to read in their entirety the same as the certificate of incorporation and the bylaws, respectively, of the Purchaser

                                                              Page 7 of 11 pages

in effect immediately prior to the merger; provided that the name of the surviving corporation shall continue to be Elite Information Group, Inc.

         The Shareholders Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein.

         Except as discussed above and elsewhere in this Statement, none of the Filing Persons has any present plan or proposal that relates to or that could result in any of the following:

         (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date of this Statement, PIP beneficially owns and PAR Group and PAR Capital may be deemed to beneficially own 1,220,300 shares of Common Stock of the Issuer, representing approximately 14.5% of the number of shares of Common Stock of the Issuer currently outstanding. The number of shares of Common Stock of Issuer believed to be outstanding as of December 13, 1999 (as stated in the Merger Agreement) is 8,409,380. The total amount of funds used in purchasing the 1,220,300 shares of Common Stock was $10,760,262.20.

                                                              Page 8 of 11 pages

         To the best of knowledge of PIP, PAR Group, and PAR Capital, none of PIP, PAR Group or PAR Capital, nor any officer or director of PIP, PAR Group or PAR Capital beneficially owns any other shares of Common Stock of the Issuer.

         (b) PIP, PAR Group and PAR Capital have sole voting and dispositive power with respect to the 1,220,300 shares of Common Stock of the Issuer.

         (c) The information set forth in Item 4 is incorporated by reference herein.

         (d) The information set forth in Item 4 is incorporated by reference herein.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The information set forth in Item 4 is incorporated by reference herein.

Item 7.  Material to be Filed as Exhibits.

         The Stockholders Agreement dated December 14, 1999 by and between Solution 6, Purchaser, and certain stockholders of Issuer is filed as Exhibit 1 hereto.

                                                              Page 9 of 11 pages

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1999


                                       PAR INVESTMENT PARTNERS, L.P.
                                       By:  PAR GROUP, L.P., its general partner
                                       By:  PAR CAPITAL MANAGEMENT, INC,
                                            its general partner


                                       /s/ Arthur G. Epker III
                                       ----------------------------------------
                                       Arthur G. Epker, III, Vice President



                                       PAR GROUP, L.P.
                                       By: PAR CAPITAL MANAGEMENT, INC.
                                           its general partner


                                       /s/ Arthur G. Epker III
                                       ----------------------------------------
                                       Arthur G. Epker, III, Vice President



                                       PAR CAPITAL MANAGEMENT, INC.



                                       /s/ Arthur G. Epker III
                                       ----------------------------------------
                                       Arthur G. Epker, III, Vice President

                                                             Page 10 of 11 pages

                                  EXHIBIT INDEX
                                                                  Sequentially-
 Exhibit No.       Exhibit                                        Numbered Page
 ----------        -------                                        -------------
     1             Shareholders Agreement                           11
                   dated December 14, 1999

                                                             Page 11 of 11 pages


                                    EXHIBIT 1

                             STOCKHOLDERS AGREEMENT

     This Stockholders Agreement, dated as of December 14, 1999, is by and among Solution 6 Holdings, Limited, a New South Wales, Australia corporation ("Parent"), EIG Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), and the persons listed on Schedule A hereto (each a "Stockholder" and, collectively, the "Stockholders").

     WHEREAS, concurrently with the execution of this Agreement, Parent, Purchaser and Elite Information Group, Inc., a Delaware corporation (the "Company"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the "Merger Agreement"; terms used but not defined herein have the meanings set forth in the Merger Agreement), providing for the making of a cash tender offer (as such offer may be amended from time to time as permitted under the Merger Agreement, the "Offer") by Purchaser for shares of Common Stock, par value $.01 per share, of the Company (the "Common Stock") and the merger of the Company and Purchaser (the "Merger");

     WHEREAS, each Stockholder is the beneficial owner of the shares of Common Stock set forth opposite such Stockholder's name on Schedule A hereto; such shares of Common Stock, as such shares may be adjusted by stock dividend, stock split, recapitalization, combination or exchange of shares, merger, consolidation, reorganization or other change or transaction of or by the Company, together with shares of Common Stock that may be acquired after the date hereof by such Stockholder, including shares of Common Stock issuable upon the exercise of options to purchase Common Stock (as the same may be adjusted as aforesaid), being collectively referred to herein as the "Shares" of such Stockholder;

     WHEREAS, pursuant to the Merger Agreement, the Company has irrevocably approved the granting of the options to purchase Common Stock granted herein by the Stockholders and the purchase of such Common Stock by the Purchaser upon exercise of such options for purposes of Section 203 of Delaware General Corporation Law and has irrevocably excepted such grants and purchases from the definition of "acquiring person" and/or "triggering event" and terms of similar import contained in the Company's Rights Plan; and

     WHEREAS, as a condition to their willingness to enter into the Merger Agreement, Parent and Purchaser have requested that the Stockholders enter into this Agreement;

     NOW, THEREFORE, to induce Parent and Purchaser to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

     1. Agreement to Sell; Tender.

     (a) Subject to Section 8 below, as promptly as practicable following the expiration of the Offer (but in no event later than 10:00 a.m., New York City time, on the Business Day immediately after such expiration), each Stockholder hereby severally and not jointly agrees to sell to Purchaser, and Purchaser agrees to purchase, all the Shares owned by such Stockholder not tendered pursuant to Section 1(b) at a price per Share equal to the price per Share paid by Purchaser in the Offer (the "Offer Price"). The obligations of each Stockholder to sell its Shares pursuant to this Section 1(a) is conditioned upon Purchaser purchasing shares of Common Stock pursuant to the Offer.

     (b) In addition, each Stockholder hereby severally and not jointly agrees that if such Stockholder is directed to tender the Shares it owns as of the date hereof and any Shares it may acquire prior to the expiration of the Offer by Purchaser pursuant to the following sentence, it shall promptly tender all such Shares in the Offer, and it shall not withdraw any Shares so tendered(it being understood that the obligation contained in this sentence is unconditional, subject to Section 8 below). In the event that Purchaser wishes to direct a Stockholder to tender its Shares, Purchaser shall give written notice to such Stockholder to such effect and specifying the number (if less than all) of such Stockholder's Shares. Section 1(a) above shall be deemed satisfied upon completion of the purchase of such Shares in the Offer.

     (c) In addition, each Stockholder hereby severally and not jointly grants to Purchaser an irrevocable option (as to each Stockholder, the "Option") to purchase any of or all the Shares owned by such Stockholder and any of or all the Shares for which any stock options owned by such Stockholder are then exercisable on the date the Option is exercised by the Purchaser (on any date, the "Vested Options") in each case at a price per Share equal to the Offer Price (less, in the case of Vested Options, the applicable exercise price). The Option may be exercised at any time and from time to time after the occurrence of an Exercise Event (as defined below) and on or prior to thirty (30) days following the occurrence of an Exercise Event. In the event that Purchaser wishes to exercise the Option as to a Stockholder, Purchaser shall give written notice(the date of such notice being called the "Notice Date") to such Stockholder and to the Company specifying the number (if less than all) of such Stockholder's Shares, including shares of Common Stock underlying Vested Options, and a place, time and date not later than 10 Business Days from the Notice Date for the closing of such purchase.

     As used herein, an "Exercise Event" means the occurrence of any of the following events:

     (i) at any time prior to termination of the Merger Agreement, any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13 (d) (3) of the Exchange
     Act), other than purchaser or any of its "affiliates" (as defined in the Exchange Act) (a "Third Party"), shall have:

          (A) commenced or announced an intention to commence a tender offer or exchange offer for any shares, the consummation of which would result in "beneficial ownership" (as defined in the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as defined in the Exchange Act)) of 50% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis);

          (B) acquired beneficial ownership of shares that, when aggregated with any shares already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 10% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis); provided, however, that "Third Party" for purposes of this clause (B) does not include any corporation, partnership, person, other entity or group that beneficially owns more than 10% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date hereof and that does not, after the date hereof, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis);

          (C) acquired assets constituting 10% or more of the total assets or earning power of the Company taken as a whole;

          (D) entered into an agreement with the Company that contemplates the acquisition of (x) assets constituting 10% or more of the total assets or earning power of the Company taken as a whole or (y) beneficial ownership of 10% or more of the outstanding voting equity of the Company; or

     (ii) any event has occurred that would allow the Company or Parent to terminate the Merger Agreement under circumstances in which Parent may be or become entitled to a Termination Fee.

     2. Representations and Warranties of the Stockholders. Each Stockholder hereby severally represents and warrants to Parent and Purchaser as follows:

     (a) Such Stockholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If such Stockholder is not an individual, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by such Stockholder. This Agreement has been duly executed and delivered by such Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against such Stockholder in accordance with its terms, except as the same may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors' rights generally and (b) legal principles of general applicability governing the application and availability of equitable remedies. Except for the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), neither the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby will (i) require any filing with, or permit, authorization, consent or approval of, any Governmental Authority, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, concession, franchise, contract, agreement or other instrument or obligation (a "Contract") to which such Stockholder is a party or by which such Stockholder or any of such Stockholder's properties or assets, including such Stockholder's Shares, may be bound or (iii) violate any Order (as defined in the Merger Agreement) or any Law applicable to such Stockholder or any of such Stockholder's properties or assets, including such Stockholder's Shares, other than, in the case of clause (ii) above, such items that, individually or in the aggregate, have not and could not reasonably be expected to have a material adverse effect on the ability of such Stockholder to perform its obligations under this Agreement.

     (b) Such Stockholder's Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, and such Stockholder is the legal and beneficial owner of and has good and marketable title to such Shares, free and clear of any Liens, proxies, voting trusts or agreements, understandings or arrangements, except for any such Liens or proxies arising hereunder and Liens described on Schedule B attached hereto. Notwithstanding anything in this Agreement to the contrary, the obligations of the Stockholder listed in Schedule B under this Agreement are subject to the matters set forth on Schedule B attached hereto.

     (c) No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Stockholder.

     (d) Such Stockholder understands and acknowledges that Parent is entering into, and causing Purchaser to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

     3.Representations and Warranties of Parent and the Purchaser. Parent and the Purchaser hereby represent and warrant to the Stockholders as follows:

     (a) Each of Parent and such Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and such Purchaser and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and such Purchaser. This Agreement has been duly executed and delivered by Parent and such Purchaser and constitutes a valid and binding obligation of Parent and Purchaser enforceable in accordance with its terms, except as the same may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors' rights generally and (ii) legal principles of general applicability governing the application and availability of equitable remedies.

     (b) The Shares will be acquired in compliance with, and such Purchaser will not offer to sell or otherwise dispose of any Shares so acquired by it in violation of the registration requirements of, the Securities Act of 1933, as amended.

     4.Covenants of the Stockholders. Each Stockholder severally agrees as follows:

     (a) Such Stockholder shall not, except as contemplated by the terms of this Agreement, (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any Contract, option or other arrangement (including any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares to any person other than Purchaser or Purchaser's designee,

(ii) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or
(iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby.

     (b) Subject to Section 10 below, until the Merger is consummated or the Merger Agreement is terminated, such Stockholder shall not, nor shall such Stockholder permit any investment banker, financial adviser, attorney, accountant or other representative or agent of such Stockholder to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action designed or reasonably likely to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by an investment banker, financial advisor, attorney, accountant or other representative or agent of such Stockholder shall be deemed to be a violation of this Section 4(b) by such Stockholder.

     (c) At any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such Stockholder shall vote (or cause to be voted) such Stockholder's Shares in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the other Transactions (as defined in the Merger Agreement). At any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder's vote, consent or other approval is sought, the Stockholder shall vote (or cause to be voted) the Stockholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal (collectively, "Alternative Transactions") or (ii) any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Offer, the Merger, the Merger Agreement or any of the other Transactions (collectively, "Frustrating Transactions").

     5. Grant of Irrevocable Proxy; Appointment of Proxy.

     (a) Each Stockholder hereby irrevocably grants to, and appoints, Chris Tyler and Thomas A. Montgomery and any other individual who shall hereafter be designated by Parent, and each of them, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote such Stockholder's Shares, or grant a consent or approval in respect of such Shares, at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which their vote, consent or other approval is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and against any alternative Transaction or Frustrating Transaction.

     (b) Each Stockholder represents that any proxies heretofore given in respect of such Stockholder's Shares are not irrevocable, and that any such proxies are hereby revoked.

     (c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 5 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Such Stockholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked, subject to Section 8 below. Such Stockholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of the General Corporation Law of the State of Delaware. Such irrevocable proxy shall be valid until the termination of this Agreement pursuant to Section 8 below.

     6. Further Assurances. Each Stockholder will, from time-to-time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent or Purchaser may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder's Shares as contemplated by Section 5. Parent and Purchaser jointly and severally agree to use reasonable efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements that may be imposed with respect to the transactions contemplated by this Agreement (including any applicable legal requirements of the HSR Act).

     7. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to an Affiliate of Parent, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns. Each Stockholder agrees that this Agreement and the obligations of such Stockholder hereunder shall attach to such Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including such Stockholder's heirs, guardians, administrators or successors.

     8. Termination. This Agreement shall terminate upon the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms, except that, Section 1(c) shall survive any such termination to the extent provided herein.

     9. Stop Transfer. The Company agrees with, and covenants to, Parent and Purchaser that the Company shall not register the transfer of any certificate representing any Stockholder's Shares unless such transfer is made in accordance with the terms of this Agreement.

     10. Stockholder Capacity. No person executing this Agreement makes any agreement or understanding herein in his or her capacity as a director or officer of the Company or any subsidiary of the Company. Each Stockholder signs solely in his or her capacity as the beneficial owner of such Stockholder's Shares and nothing herein shall limit or affect any actions taken by a Stockholder in its capacity as an officer or director of the Company or any subsidiary of the Company to the extent specifically permitted by, or specifically permitted in the Merger Agreement.

     11. Performance by Purchaser. Parent covenants and agrees for the benefit of the Stockholders that it shall cause Purchaser to perform in full each obligation of Purchaser set forth in this Agreement.

     12. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal court located in the State of Delaware or in any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (I) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court located in the state of Delaware or a Delaware state court and (iv) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. The parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Delaware or of the United States of America located in the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

     13. General Provisions.

     (a) All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

     (b) This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto; provided, however, that this Agreement may be amended without the written agreement of the parties hereto to add additional persons as "Stockholders" hereunder by execution by such persons of a signature page hereto, in which event Parent shall amend Schedule A to reflect such addition.

     (c) All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed), sent by overnight courier (providing proof of delivery) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     if to Parent or Purchaser:

                                        Solution 6 Holdings Limited
                                        Town Hall House
                                        Level 21, 456 Kent Street
                                        Sydney, New South Wales,
                                        Australia 2000
                                        Attention: Thomas A. Montgomery
                                        Telecopier No.: 011-612-9278-0702

     with a copy to:

                                        Jackson Walker L.L.P.
                                        901 Main Street
                                        Dallas, Texas 75202
                                        Attention: Richard F. Dahlson
                                        Telecopy No: (214) 953-6187

     if to a Stockholder:

                                        to the address set forth under the name
                                        of such Stockholder on Schedule A hereto

     with a copy to:

                                        Robinson Bradshaw & Hinson P.A.
                                        101 North Tyson Street, Suite 1900
                                        Charlotte, North Carolina 28246
                                        Attention: Patrick S. Bryant
                                        Telecopier No.: (704) 378-4000

     (d) When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". Words in the singular include the plural, and words in the plural include the singular.

     (e) This Agreement may be executed in multiple counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

     (f) This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     (g) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflict of Law.

     (h) Except as otherwise required by Law, court process or the rules of a national securities exchange or the Nasdaq National Market or as contemplated or provided in the Merger Agreement, for so long as this Agreement is in effect, no Stockholder shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement or the Merger Agreement without the consent of Parent, which consent shall not be unreasonably withheld.

     IN WITNESS WHEREOF, each of Parent and Purchaser has caused this Agreement to be signed by its officer or director there unto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

                                            SOLUTION 6 HOLDINGS, LIMITED

                                            By:
                                                /s/ THOMAS A. MONTGOMERY
                                            ------------------------------------
                                            Name: Thomas A. Montgomery
                                            ------------------------------------
                                            Title: CFO
                                            ------------------------------------

                                            EIG ACQUISITION CORP.

                                            By:
                                                /s/ THOMAS A. MONTGOMERY
                                            ------------------------------------
                                            Name: Thomas A. Montgomery
                                            ------------------------------------
                                            Title: CFO
                                            ------------------------------------

                                            STOCKHOLDERS:

                                            See attached signature pages

                                            ACKNOWLEDGED AND AGREED TO AS TO
                                            SECTION 9:

                                            ELITE INFORMATION GROUP, INC.

                                            By:
                                                /s/ CHRISTOPHER K. POOLE
                                            ------------------------------------
                                            Name: Christopher K. Poole
                                            ------------------------------------
                                            Title: CEO
                                            ------------------------------------

                                 SIGNATURE PAGE
                                       TO
                             STOCKHOLDERS AGREEMENT

     This Signature Page to the Stockholders Agreement, dated as of December 14, 1999 (the "Agreement"), by and among Solution 6 Holdings, Limited, a New South Wales, Australia corporation, EIG Acquisition Corp., a Delaware corporation, and certain other persons, is hereby executed by the undersigned as a "Stockholder" thereunder as of the date first set forth above.

                                            ------------------------------------
                                            Printed Name: Alan Rich

                                            PAR Investment Partners, L.P.
                                            By: PAR Group, L.P. General Partner
                                                By: PAR Capital Management,
                                            Inc.,
                                                    General Partner

                                                    By:

                                                   /s/ ARTHUR G. EPKER III
                                                --------------------------------
                                                Name: Arthur G. Epker III
                                                --------------------------------
                                                Title: Vice President, PAR
                                                    Capital
                                                Management, Inc.
                                                --------------------------------

                                                /s/ CHRISTOPHER K. POOLE
                                            ------------------------------------
                                            Printed Name: Christopher K. Poole
                                            ------------------------------------

                                                 /s/ WILLIAM G. SEYMOUR
                                            ------------------------------------
                                            Printed Name: William G. Seymour
                                            ------------------------------------

                                                    /s/ BARRY EMERSON
                                            ------------------------------------
                                            Printed Name: Barry Emerson
                                            ------------------------------------

                                                   /s/ David A. Finley
                                            ------------------------------------
                                            Printed Name: David A. Finley
                                            ------------------------------------


                                            ------------------------------------
                                            Printed Name: Roger Noall
                                            ------------------------------------

                                   SCHEDULE A

                                                              NUMBER OF
                                                              SHARES OF
                                                               COMMON     NUMBER OF
NAME AND ADDRESS                                                STOCK      OPTIONS
----------------                                              ---------   ---------
Christopher K. Poole........................................      5,000    195,000
Chairman & CEO
Elite Information Group, Inc.
5100 W. Goldleaf Cr. #100
Los Angeles, CA 90056
Business Phone: (323) 642-5270

Arthur G. Epker III, Vice President.........................  1,220,300      5,000
PAR Capital Management
One Financial Center #1600
Boston, MA 02111
Business Phone: (617) 526-8992

Barry Emerson...............................................         --     25,000
Chief Financing Officer
Elite Information Group, Inc.
5100 W. Goldleaf Cr. #100
Los Angeles, CA 90056
Business Phone: (323) 642-5270

Alan Rich, Chairman.........................................         --      5,000
Elite Information Systems, Inc.
9430 Kirkside Road
Los Angeles, CA 90035
Business Phone: (323) 642-5300

William G. Seymour..........................................    436,622      3,000
PriMax Properties
1115 East Morehead Street
Charlotte, NC 28204-2814
Business Phone: (704) 344-8200 x11

David A. Finley, President..................................      2,000     81,666
Investment Management Partners II, Inc.
21 Bedford Center Road
Bedford Hills, NY 10507
Business Phone: (914) 242-6215

Roger Noall.................................................     20,000      3,000
KeyCorp
127 Public Square
Cleveland, OH 44114-1306
Business Phone: (216) 689-5651

                                   SCHEDULE B

                                   EXCEPTIONS

     1. Some or all of the Shares held by William G. Seymour are pledged to Bank of America as security for loans. The obligations of William G. Seymour under this Agreement with respect to such Shares are subject to the rights of Bank of America as pledgee of such Shares. William G. Seymour agrees to use commercially reasonable efforts to cause Bank of America to permit him to perform his obligations hereunder with respect to such pledged Shares, including the tender or sale thereof. Nothing in this Agreement shall require William G. Seymour to breach his obligations to Bank of America with respect to such pledged Shares.